Exhibit 99.1

Bit Origin Ltd Regains Compliance with Nasdaq Listing Requirements of Minimum Stockholders’ Equity

New York, July 3, 2025 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announced that it has received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) on July 1, 2025, confirming that the Company has regained compliance with the equity standard under Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2.5 million in stockholders’ equity.

On January 3, 2025, Nasdaq notified the Company of its non-compliance with the continued listing standards relating to stockholders’ equity, market value of listed securities, or net income from continuing operations.

In response, the Company submitted a Form 6-K on June 30, 2025, demonstrating that it satisfies the required stockholders’ equity threshold. As a result, Nasdaq has determined that the Company now meets the equity requirement. Although the Company now satisfies the equity requirement, it remains subject to ongoing monitoring. Nasdaq has indicated that if the Company fails to demonstrate continued compliance in its next periodic filing, it may be subject to delisting. Should that occur, the Company would have the right to appeal any such determination to a Nasdaq Hearings Panel.

Jinghai Jiang, Chairman of the Board, CEO and COO of the Company, stated, “We are pleased to have regained compliance with Nasdaq’s equity standard. We remain focused on building long-term growth and fulfilling compliance with all listing requirements.”

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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